NEWS RELEASE
SANGOMA ANNOUNCES FIRST QUARTER FISCAL 2026 RESULTS
Solid First Quarter Under Software- and Services-Led Recurring Revenue Model;
Guidance Reaffirmed

TORONTO, ONTARIO, November 10, 2025 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, today announced its first quarter financial results and unaudited condensed consolidated interim financial statements for the three month period ended September 30, 2025. All amounts are expressed in US dollars unless otherwise stated.

“Our first quarter results represent a confident start to Fiscal 2026,” said Charles Salameh, Chief Executive Officer. “We delivered results aligned with our operating plan, maintained solid margins, and generated healthy free cash flow — demonstrating the strength and resilience of our recurring revenue model. With our transformation complete, Sangoma is operating from a position of agility and focus. We are executing with discipline, expanding our software and services portfolio, and deepening relationships across our global customer and partner base. We are also seeing growth in average booking sizes as customers increasingly adopt our integrated bundles and recognize the value of our unified communications platform. With a strong balance sheet and clear strategic direction, we are well positioned to capture emerging opportunities, drive sequential revenue growth next quarter, and deliver sustained value for our shareholders.”

First Quarter of Fiscal 2026 Highlights:

•Revenue tracked to plan at $50.8 million, setting the stage for sequential growth in Q2. Excluding $7.6 million of revenue from VoIP Supply, LLC ("VS"), which was strategically sold to exit low-margin, non-recurring resale activity, revenue was down 3% year-over-year on a like-for-like basis.
•Average revenue per customer increased 19% year-over-year, while the Company saw a 6% increase in bookings over the same period, supporting the Company’s growth outlook for the remainder of the year.
•Gross profit of $36.8 million representing 72% of total revenue, up from 67% in the fourth quarter of Fiscal 2025, driven by the shift toward higher-margin recurring services following the sale of VS.

•Operating expenses1 were $38.5 million, a decrease of $3.6 million or 9% over the same quarter in the prior year, reflecting efficiency gains from transformation activities in Fiscal 2025.
•Net Loss of $2.3 million ($0.07 loss per share fully diluted) compared to a Net Loss of $1.9 million ($0.06 loss per share fully diluted) over the same quarter in the prior year.
•Adjusted EBITDA2 of $8.3 million representing 16% of total revenue, was in line with historical seasonal patterns and margin improvement is expected over the course of the year.
•Quarterly churn remained low at approximately 1%.
•Net cash provided by operating activities of $4.9 million in the first quarter or 60% as a percentage of Adjusted EBITDA2.
•Free Cash Flow2 in the first quarter of $3.2 million ($0.10 per share fully diluted).
•More than 700,000 shares have been repurchased for cancellation under the Company's Normal Course Issuer Bid launched on March 27, 2025, including 195,949 repurchased after the end of the first quarter.

Guidance for Fiscal 20263

Sangoma provided guidance for Fiscal 2026 on September 17, 2025 and is reaffirming that guidance as follows:
•Total revenue is expected to be in the range of $200 - $210 million, compared to $209 million in Fiscal 2025 when excluding the contribution from VS, with sequential growth expected in the second quarter of Fiscal 2026.
•Adjusted EBITDA2 margin in the range of 17%-19%, inclusive of incremental go-to-market investments to stimulate organic growth.

Conference call

Sangoma will host a conference call on Wednesday, November 10, 2025, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-833-752-3740 (International +1-647-846-8617). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma Technologies call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA” and "Free Cash Flow".
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”), including statements regarding the Company’s future financial and operating performance, business strategy, growth opportunities, market outlook, and management’s expectations for fiscal 2026 and beyond.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, expectations regarding demand for the Company’s Products and Services, supply chain dynamics, foreign exchange impacts, cash flows, and other statements that are not historical facts. Words such as “believe”, “could”, “plan”, “estimate”, “expect”, “will”, “intend”, “may”, “potential”, “should”, and similar expressions are intended to identify forward-looking statements.

Although Sangoma believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: supply chain disruptions, cost inflation, or shipping delays, the Company’s ability to execute its go-to-market strategy, including expansion of subscription and cloud services, changes in customer demand, churn, or adoption of new technologies, macroeconomic and geopolitical developments, including inflation, interest rates, recessions, political instability, conflicts, trade restrictions, sanctions, or tariffs, foreign exchange fluctuations, cybersecurity risks, evolving regulatory and compliance requirements, and data sovereignty changes, the Company’s ability to attract and retain key employees, changes in technology, including the impacts of artificial intelligence, automation, or other innovations that could alter competitive dynamics; and the risks and uncertainties described in the Company’s most recently filed Annual Information Form for the fiscal year ended June 30, 2025.

Forward-looking statements are based on the opinions, estimates, and assumptions of management as of the date of this press release and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. Except as required by applicable securities laws, Sangoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Our guidance is based on the Company’s assessment of numerous material assumptions, including but not limited to the following:

Operational & Supply Chain
•The Company’s ability to effectively manage ongoing supply chain dynamics, including securing necessary electronic components and parts, contract manufacturers delivering finished products on schedule, and no material increases in the cost of components, labor, or logistics.
•Shipping lanes and freight services remaining available without significant delay or cost escalation.
Go-to-Market & Revenue
•The successful execution of the Company’s go-to-market transformation and related initiatives, including expansion of sales capacity, improved channel enablement, and increasing customer adoption of subscription-based services.
•Revenue trends consistent with those observed in Fiscal 2025 to date, adjusted for anticipated market conditions in Fiscal 2026.
•Continued customer demand for both Services and Products, supported by stable renewal rates, new logo acquisition, and expansion within the existing customer base.
•The Company’s internal sales force and channel partners delivering forecasted revenue in line with management expectations.
Market & Macroeconomic Environment
•Continued expansion of the global UCaaS and cloud communications markets, supported by ongoing digital transformation and hybrid work adoption.
•General macroeconomic conditions not deteriorating beyond currently anticipated levels, including inflation, interest rates, recessions, geopolitical conflicts, political instability, or government fiscal constraints.
•No introduction of materially adverse tariffs, trade restrictions, or other regulatory barriers that would impact the Company’s cost structure or demand environment.
Customers & Ecosystem
•Customers maintaining their business operations and technology investment levels without significant disruption that would materially reduce demand for the Company’s Products or Services.
•Stable or growing demand from key verticals, including SMB, enterprise, and channel-driven markets.
•The ability of customers and partners to adapt to evolving regulatory, security, and compliance requirements without negatively impacting purchase cycles.

Currency & Financial
•Foreign exchange rates remain within a range that does not materially impact reported results.
•Access to capital and credit markets remains available on reasonable terms, with no material change in financing costs.
Talent & Execution
•The Company’s continued ability to attract, develop, and retain key employees necessary to support growth and innovation.
•No significant labor disruptions, attrition spikes, or challenges in securing specialized talent in technology, sales, or operations.
•Execution of planned product roadmaps and technology enhancements on time and within budget.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release contains references to non-IFRS measures. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Adjusted EBITDA” and “Free Cash Flow”.

“Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment, change in fair value of consideration payable and loss on sale divestiture of subsidiary.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

in US $000	Three month periods ended September 30
	2025	2024	Change	Change
	$	$	$	%
Net loss	(2,337)	(1,910)	(427)	22%
Tax expense (recovery)	(526)	(343)	(183)	53%
Interest expense (net)	649	1,378	(729)	(53)%
Share-based compensation	529	728	(199)	(27)%
Depreciation of property and equipment	887	1,085	(198)	(18)%
Depreciation of right-of-use assets	360	678	(318)	(47)%
Amortization of intangibles	8,172	8,198	(26)	—%
Restructuring and business integration costs	563	—	563	100%
Non-Recurring Litigation	—	—	—	—%
Adjusted EBITDA	8,297	9,814	(1,517)	(15)%
AEBITDA as a % of revenue	16%	16%		—%

"Free Cash Flow" means cash provided by operating activities less cash used for purchases of property and equipment and capitalized development costs.

The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is net cash provided by operating activities.

The following table reconciles Free Cash Flow to net cash provided by operating activities for the periods indicated:

in US $000	Three month periods ended September 30
	2025	2024	Change	Change
	$	$	$	%
Net cash provided by operating activities	4,938	12,127	(7,189)	(59)%
Purchase of property and equipment	(241)	(436)	195	(45)%
Development costs	(1,467)	(1,679)	212	(13)%
Free Cash Flow	3,230	10,012	(6,782)	(68)%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com